Quarterly Review - March 31, 2008
FMI Common Stock Fund, Inc.
Investment Objective
Seeks long-term capital appreciation through investing in small- to mid-capitalization value stocks.
Manager - The FMI Common Stock Fund, Inc. (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin. FMI, founded in 1980, manages approximately $3.8 billion in private accounts, pensions, Taft-Hartley accounts, endowments and mutual funds. FMI is 100% employee owned.
Investment Professionals - Ted D. Kellner, CFA, and Patrick J. English, CFA, are primarily responsible for the day-to-day management of the Fund.
Strategy - The Fund buys good businesses at value prices, emphasizing small- to mid-capitalization companies. Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital. We seek companies with above average growth or improving profitability prospects. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy, with most major industry groups represented. The Fund will generally hold 40-50 stocks.
Fund Information
Inception Date	12/18/1981
Net Assets	$384.1 million
Net Asset Value	$20.78
Expense Ratio	1.23%
Ticker	FMIMX
Top Ten Holdings
Protective Life Corp.	4.5%
Watsco, Inc.	4.3%
MPS Group, Inc.	4.1%
Family Dollar Stores, Inc.	4.1%
Arthur J. Gallagher & Co.	3.9%
Arrow Electronics, Inc.	3.3%
Old Republic International Corp.	3.2%
Harte-Hanks, Inc.	3.0%
Bemis Company, Inc.	3.0%
Hunt (J.B.) Transport Services, Inc.	3.0%
Portfolio Characteristics
Weighted average market cap	$1.9 billion
Median market cap	$1.8 billion
P/E ratio (forward 4 quarters)	14.1x
Estimated L-T earnings growth rate	12.0%
Return on equity (ROE)	16.4%
Number of holdings	41
Top Ten Sectors
Performance	Q1 2008	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	-2.62%	-9.56%	6.98%	13.79%	8.60%	12.47%
Russell 2000 Index[1]	-9.90%	-13.00%	5.06%	14.90%	4.96%	10.73%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/18/81. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Quarter one was solid on a relative basis but difficult in absolute terms. Navigant and Watson-Wyatt were strong, while Old Republic and Harte-Hanks were weak. The Fed's actions are helping to foster a weak dollar and inflation, both negative.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which comprises the 3,000 largest U.S. companies based on total market capitalization.